UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

MATERIAL EVENT REPORT

COMPANY NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER ID	:	91.144.000-8

Santiago, December 19, 2024

To

Financial Market Commission

Dear Sirs,

Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045 and the instructions contained in General Applicability Rule No. 30 and Circular Letter No. 660 of the Financial Market Commission (the “Commission”), and being duly authorized to do so, I hereby inform you, as a Material Event, that the Board of Directors of Embotelladora Andina S.A. (the “Company”), at a meeting held on this same date, agreed to distribute a provisional dividend charged to the profits of the 2024 fiscal year, amounting to Ch$140,139,721,536, corresponding to Ch$141.0 per Series A share and Ch$155.1 per Series B share. The dividend will be paid starting on January 31, 2025, to the shareholders registered in the Shareholders’ Register at midnight (Santiago, Chile time) on January 25, 2025.

In this regard, this Commission is informed that the Company has established a procedure so that shareholders who so wish can access the legal, transitional, and optional tax regime provided for in Article 10 of Chilean Law No. 21,681. By providing written instructions to the Company, the latter shall withhold, file, and pay as a Substitute Tax for Final Taxes (Impuesto Sustitutivo de Impuestos Finales or “ISIF”) 12% of the dividend amount attributable to each shareholder, based on the number of shares each shareholder indicates.

The information regarding the optional ISIF regime, along with a detailed form and instructions outlining the requirements and deadlines for shareholders to adhere to it, will be published as of today on the Company’s website at the following address: https://www.koandina.com/pagina.php?p=informacion-de-interes-isif.

Yours sincerely,

Jaime Cohen Arancibia
Corporate Legal Counsel

Cc:	Santiago Stock Exchange

Chile Electronic Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, December 19, 2024.